November 7, 2006

United States
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Roger Schwall

Re:	Sunrise Energy Resources, Inc.
Registration Statement on Form SB-2
Filed September 15, 2006 File No. 333-137360

Dear Mr. Schwall:

On behalf of Sunrise Energy Resources, Inc. (the “Company”), please find electronically transmitted herewith changes to the Company’s Registration Statement on Form SB-2 in response to your comments dated September 28, 2006. This response letter has been numbered to coincide with your comment letter.

Form SB-2 Filed on September 15, 2006 General

Comment: 1. We note that under the equity line, you maybe required to issue up to 30 million shares at the current price of your securities. Given the nature and size o f the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response: Under Rule 415(a)(1)(i), securities may be registered for sale on a delayed or continuous basis if the registration statement pertains to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. In that regard, we respectfully believe that the resale by Dutchess of the shares of common stock held by Dutchess are permitted to be registered for resale on a shelf basis. We have considered the question as to whether this secondary offering is really a primary offering (i.e., that the selling securityholder is actually an underwriter selling on behalf of the issuer). In this case, Dutchess is a selling securityholder not sharing any identity in interest with the Company.

Again, we wish to point out that Dutchess is not an affiliate of the Company, in that:

•	it does not have the ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights; and

•	they do not have any greater access than other shareholders to information about the Company, its operations or financial results.

Notwithstanding, in light of the Commission’s position on this matter and the Company’s urgent need to obtain funds for working capital purposes and to implement its business plan, we are registering only 5,000,000 shares of common stock underlying the Equity Line, or approximately 29% of the 17,160,448 shares issued and outstanding. At a per share price of $0.65, the 5,000,000 shares represents approximately $3,120,000 in funds out of the $20,000,000 allowable under the Equity Line.

Use of Proceeds, page 18

Comment: 2. We note your disclosure indicating you intend to spend $1.5 million on the acquisition of additional oil and gas properties. Please expand your disclosures to identify and describe the properties you have arranged to acquire.

Response: We have revised the Registration Statement to respond to this comment. Specifically, we have added the following statement:

“At this time we have not entered into substantive discussions with regard to any particular property. However, it is our intention to actively seek acquisitions of properties which will be accretive to our shareholders. We will specifically target underdeveloped properties and properties with certain production level that can be significantly increased. We will focus on acquisitions with total consideration in the range of $5-$30 million. We will aim, where possible to structure the consideration payments in the form of our stock, convertible debentures and other instruments. In addition, we plan, where possible to utilize the leveraged financing mechanisms that will allow us to borrow against the acquired assets.”

Please see page 18 of the Registration Statement.

The Selling Securityholder, page 20

Comment 3. Please identify the natural person or persons who have voting power and/or investment control over the securities to be offered by the selling shareholders. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

Response: Footnote 2 of the Selling Securityholder Table identifies the natural persons who have the voting and/or investment control over the securities to be offered by the selling securityholders. Specifically, as indicated in that footnote, Messrs. Novielli and Leighton are listed as such persons. Please see page 20 of the Registration Statement.

Comment: 4. Disclose the transactions in which each of the selling securityholders received the shares being registered for resale. We believe that information regarding the transactions in which the selling securityholders received their securities is information required to be disclosed under Item 507 of Regulation S-K.

Response: We have revised the Registration Statement to respond to this comment and have added a Section disclosing the transaction leading to the selling securityholders receiving their shares.  Please see page 20 and 21 in the Registration Statement.

Signatures, page 88

Comment: 5. Please revise the first paragraph of this section to refer to the Securities Act of 1933 rather than the Securities Act of 1993.

Response: We have revised the Registration Statement to respond to this comment. Please see page 88 of the Registration Statement.

Comment: 6. Please identify the individual signing your registration statement as the Principal Accounting officer or Controller.

Response: We have revised the Registration Statement to indicate that the Chief Financial Officer is the Principal Accounting Officer. Please see page 88 of the Registration Statement.

Exhibit 5.1

Comment: 7. Please note that your exhibit 5.1 should be a legality opinion rather than the consent of Gersten Savage.

Response: We have revised the Exhibit List of the Registration Statement to respond to this comment. Please see the Exhibit List on page 87.

Form 10-KSB for the Fiscal Year Ended December 31, 2005 Description of Business, page 3

Comment: 8. We note on page 4 that you disclose the present value of your proved reserves (or what is more commonly known as PV 10) as of December 31, 2005. This measure differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you should provide all disclosures required by Item 10(e) of Regulation S-K.

Response: The Company has revised its Form 10-KSB for the Fiscal Year Ended December 31, 2005 to respond to this comment. Specifically, we have deleted the disclosure pertaining to the present value our proved reserves. Please see page 3 of our Form 10-KSB.

Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Loss, page F-3

Comment: 9. Please round your loss per share data to the nearest cent so as not to suggest that a greater level of precision exists is those measures than in present in your financial results.

Response: The Company has revised it Consolidated Statements of Operations and Comprehensive Loss by rounding its loss per share as required by this comment. Please see page F-3 of the Company’s financial statements in its Form 10-KSB.

Consolidated Statements of Cash Flows, Page F-5

Comment: 10: The indirect method of presenting operating cash flows should begin with net loss, rather than net loss from continuing operations, to comply with paragraph 28 of SFAS 95.

Response: We have revised the Consolidated Statements of Cash Flows to respond to this comment. Please see page F-5 of the Company’s financial statements in its Form 10-KSB.

Comment: 11. W e note you present the effect of exchange rate changes on your statements of cash flows as a component of cash flows from investing activities. The effect of exchange rate changes on cash balances held in foreign currencies should be reported as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Please refer to paragraph 25 of SFAS 95, and revise your statements of cash flows accordingly.

Response: We have revised the Consolidated Statements of Cash Flows to respond to this comment. Specifically, we have added a line item entitled, “Effect of exchange rate changes”. Please see page F-5 of the Company’s financial statements in its Form 10-KSB.

Comment: 12. Please explain to us the nature and origin of the line item, "Reacquisition (deficit) of Sunrise Energy Resources, Inc.," which you have presented as a cash outflow from investing activities, sufficiently to understand the associated cash activity.

Response: We have revised the Consolidated Statements of Cash Flows to correct this line item to read, “Pre-acquisition of Sunrise Energy Resources, Inc.” Please see page F-5 of the Company’s financial statements in its Form 10-KSB.

Further, the Pre-acquisition deficit arose from the treatment of Sunrise Energy Resources, Inc. as the acquired company for accounting purposes. In accordance with SFAS 141 “Business Combinations” under the “reverse acquisition” treatment, whereby Esko Pivnich was considered to be the actual acquirer, and Sunrise Energy Services Inc., the dormant shell entity or the nominal acquirer. Since no fair market value could be determined for the issuer’s stock, no goodwill was recognized on the reverse acquisition.

The Pre-acquisition deficit of ($52,828) represented the difference between the negative net assets of ($50,886) less the cash balance of $1942 in Sunrise Energy Resources, Inc. prior to the merger with Esko Pivnich. The cash balance of $1942 was shown separately in the current assets section of the combined balance sheet.

The above treatment was disclosed under Note 18 to the financial statements in the Registrant’s 10-KSB filing for the year ended December 31, 2004.

Net assets of the acquired entity, Sunrise Energy Resources, Inc. (formerly known as Sunrise Energy Services, Inc.) as at December 31, 2004, were as follows:

2004
Cash	$1,942
Accounts Payable	(12,157)
Advances from former shareholders	(35,000)
Other accounts payable	(5,671)
100% of Net Assets	$(50,886)

Less cash balances held as at December 31, 2004	(1,942)
Total liabilities assumed	$(52,828)

Cash inflow on reverse acquisition	$1,942

The respective note has been included into the amended 10-KSB for the year ended December 31, 2005.

Comment: 13. Please add totals for your financing cash flows; and label all totals appropriately.

Response: We have revised the Consolidated Statements of Cash Flows to respond to this comment. Please see page F-5 of the Company’s financial statements in its Form 10-KSB.

Note 3 - Summary of Significant Accounting Policies, page F-7

Comment: 14. We note that you purchased and sold oil and gas and have reported the associated revenues on a gross basis. Please provide us with the analysis that you performed of the criteria set forth in EITF 99-19 in determining the gross presentation of this revenue is appropriate.

Response: During the year ended December 31, 2005 in addition to the crude oil that was internally produced, we purchased oil from third parties for the amount of $127,561 which we subsequently resold for $127,849. The sole purpose of these operations was to fulfill supply contracts. Since due to the unscheduled well repairs, our own production was insufficient to service the above contracts we were forced to cover the shortfall by purchasing oil.

EITF 99-19 sets forth the following tests to be performed in order to determine whether the Registrant should report the revenues on a gross or the net basis:

(i)	The Registrant acts as principal in the transaction.

(ii)	The Registrant takes title to the product and this is not contingent on any other event and there is no recourse to the Seller.
(iii)	The Registrant has all risks and rewards of ownership, as the Registrant’s title as there is no recourse to the Seller in the event of loss, damage or returns

Specifically, we feel that reporting of our revenues on a gross basis in FY2005 was completely justified as the following tests are satisfied:

(i) The company is a primary obligor in the arrangement - The Company’s purchased the oil on its own behalf, took title for the purchased oil and accepted all risks and rewards of the ownership.

(ii) The company has general inventory risk. The Company took title to the ñrude and during the ownership period had exposure to all inventory risks including the market risk (risk of the oil price fluctuations) and the loss of product risk.

(iii) The Company changes the product or performs part of the service. The Company purchased the above crude to be aggregated with its internally produced crude to fill its sales contracts. The Company has no refining capacities and its current operations do not involve changes to the product.

(iv) The Company has discretion in supplier selection. The Company is responsible for the selection of suppliers based on their reputation, terms offered and other relevant factors.

(v) The Company is involved in the determination of product and service specifications. Not applicable as crude is a commodity.

(vi) The company has physical inventory loss risk (after customer order or during shipping). The Company bears all inventory loss risks until the goods are delivered and accepted by the customer.

(vii) The Company has credit risk. The Company is fully responsible for the collection of the receivables and, therefore, has a full credit risk exposure to its customers. The Registrant has no recourse to its suppliers if the receivable is not collected from its customers.

Property, Plant and Equipment, page F-7

Comment: 15. We note your disclosure in which you describe the treatment of various costs but then indicate that "such costs" have not been incurred as of the date of the financial statements. As it appears you have capitalized costs in the property account, please clarify within your disclosure the type of costs that you have and have not incurred as of December 31, 2005. In addition, please describe for us the nature of the improvement and workover costs you have capitalized and are depreciating on a straight-line basis.

Response: The Company agrees that the reference to the costs “that have not been incurred” appeared vague. The sentence was deleted from our amended 10-KSB filing.

In 2005 the Company’s only producing property was its Karaikozovsk field. This field has 2 producing wells internally labeled #2 and #3. These wells were initially drilled by the predecessor of Okhtyrkanaftogaz, our current Production Sharing Agreement partner. Due to this, we do not carry the well construction costs on our balance sheet as they were incurred by Okhtyrkanaftogaz rather than us. We have financed limited repairs and workovers on Wells #2 and #3. In addition, we built a field oil collection unit.

As per Note 9 to the Audited Financial Statements contained in our 10-KSB filing for the financial year ended December 31, 2005 our Property, plant and equipment balances comprised the following:

12/31/2005

Oil & gas facilities improvements and work over costs	$1,761,265
Office equipment	14,072
Construction in progress	161,416
1,936,753

Accumulated Depreciation	(985,728)
Net Book Value	$951,025

During 2005 we incurred costs of approximately $2,541,160 that comprised the following:

Sunrise Energy Resources, Inc./Accounting for costs incurred in FY 2005

(all amounts in US dollars)	Capitalized (at cost)	Expensed*	Total Incurred

Well #21 Construction in progress	161,416	3,150	164,556
Workovers	137,220	176,353	313,573
Field Infrastructure	409,889		409,889
Office equipment	22,874		22,874

Operating expenditures		914,439	914,439
Esko-Pivnich overheads		511,629	511,629
Sunrise US overheads		204,190	204,190
Total costs	731,339	1,809,761	2,541,160

* Does not include depreciation charged on capitalized items.

Field Infrastructure

The capitalized field infrastructure costs of approximately $409,889 were mainly composed of the field oil storage facility with the capacity of approximately 1400 BBLS that we launched in 2005.

Capitalized infrastructure costs incurred in FY 2005

(All amount in US dollars)	Capitalized (at cost)

Field storage bunkers	354,912
Power line between well #2 and well # 21 wellsite	51,823
Other equipment	3,153

Total costs	409,889

Well drilling and construction

In 2005, we incurred $164,566 costs related to drilling Well #21 of Karaikozovsk property. Since Well #21 is being drilled in an area where Wells #2 and #3 are already producing and is designed to produce from the same pay intervals, the management is fairly optimistic of its chances of success. Well #21 will also enable us to delineate the reservoir. Hence, almost all construction costs of $161,416 were capitalized except general costs of $3,150 that were not directly related to drilling and were written off as incurred.

Workovers and current repairs

In addition, in 2005 we incurred $313,573 in workover and repair costs. Our policy is to expense the on-going repair costs as incurred and in 2005 we expensed $176,353. The above on-going repairs involve cleaning of the wellbore.

The remaining workover costs of $137,220 were capitalized as the related workovers are periodic in nature and are directed at stabilizing the well flow rates and improving other operating parameters. , The above workovers involve cementing and replacement of well casings, tubing and certain rig parts. In case of Well #3 of Karaikozovsk property, the workovers also included a limited stimulation of the pay interval. Since the workovers are performed on the producing wells with the average frequency of 2 years, we capitalize the direct workover costs and ammortize them over 2 years.

Comment: 16. Please disclose your accounting policy for assessing impairment of long-lived assets including costs you have capitalized under the successful efforts method,.

Response: The Company currently produces Oil & Gas from only one property - Karaikozovsk license. Karaikozovsk license has proved reserves certified by the Ukrainian Ministry of Natural Reserves. Our license for Karaikozovsk property is a geological exploration license valid until July 2009. We are allowed to produce and sell hydrocarbons under the exploration license. We expect that the full production license will be issued in July 2009. If we do not receive the production license, we will have a priority right to recover our capital expenditures. Therefore, we believe that our capital expenditures into Karaikozovsk’s property will be fully recoverable.

In accordance with SFAS 144, we test our long-lived assets for impairment by comparing the carrying value of the assets with the undiscounted expected cashflows from the investments. In the event, the aggregate undiscounted expected cashflows from the investments are below the carrying value of the above investments, the unamortized costs of such fixed assets will be reduced to their fair value. Simultaneously, we will recognize the impairment loss as the amount by which the fair value of the investments exceeds their carrying value. This accounting policy has been included in our amended 10-KSB filing.

Note 21 - Shareholders' Equity, page F-16

Comment: 17. We note your disclosure in which you explain that the transaction between Esko Pivnich and Sunrise Energy Services, Inc. was accounted for as a reverse acquisition, with Esko Pivnich designated as the accounting acquirer of Sunrise Energy Services, Inc., which had been a dormant public shell company. The transaction that you describe would normally be characterized as a reverse merger recapitalization, in which the accounting acquirer would record any assets and liabilities held in the shell entity at their historical cost basis, rather than revaluing these based on estimates of fair value. Therefore, it appears disclosure indicating you did not recognize goodwill because you were unable to estimate fair value should be removed, It would also be appropriate for you to include details of the arrangement, such as the amount and form of consideration, number of shares exchanged by each entity, and the date of completion. Please address the following additional points concerning your accounting for this transaction.

(a)    The adjustment shown in your statements of stockholders's equity (deficit) as the "pre acquisition (deficit) of Sunrise Energy Resources, Inc." does not agree with the corresponding measure disclosed under this heading. Further, the adjustment we would expect to see in the equity accounts to record this transaction would be a value equal to the net assets or liabilities received, at their historical amounts, along with the number of shares of the accounting target that were outstanding immediately before consummating the transaction. We would also expect to see share activity of the accounting acquirer prior to the transaction recast using the share exchange ratio, if other than 1:1.

(b)    Please disclose whether the amounts shown in your equity statement as of December 31, 200.3 correspond to the retained earnings of Esko Pivnich prior to the acquisition, as would be required in applying reverse merger accounting. Also, given the par value amounts reported at this earlier point, it does not appear that you adjusted the common stock account of Esko Pivnich to reflect the par value of the outstanding stock of Sunrise Energy Services Inc., after giving effect to the number of shares issued to complete the transaction,

Please revise your financial statements and related disclosures accordingly. Please contact us by telephone if you require further clarification.

Response: The filings has been amended to remove the reference to goodwill. The transaction was structured as follows: Effective October 4, 2004, the Company and certain of its shareholders entered into a Stock Purchase Agreement and Plan of Reorganization (the “Agreement”) with the shareholders of Esko Pivnich to acquire all of the outstanding shares of EP. Pursuant to the Agreement, certain stockholders of the Company sold 5.0 million shares to shareholders of Esko Pivnich (“EP Shareholders”), and the Company also issued 10,479,900 shares to certain of EP’s Shareholders. The above description of the reverse merger transaction with Esko Pivnich has also been included in the amended 10-KSB filing. Below we address the additional points raised in your comment letter:

(a) The transaction was accounted in accordance with the reverse acquisition accounting rules. The net assets of the acquired entity, Sunrise Energy Resources, Inc. as at December 31, 2004, were as follows:

12/31/2004

Cash	$1,942
Accounts Payable	(12,157)
Advances from former shareholders	(35,000)
Other accounts payable	5,671
100% of Net Assets	$(50,886)

Less cash balances held as at December 31, 2004	(1,942)
Preacquisition deficit	$(52,828)

Cash inflow on reverse acquisition	$1,942

Set forth below is the reconciliation of the pre-acquisition deficit reported under Note 21. Shareholder’s equity and Statements of Stockholder’s Equity (Deficit).

Consolidation adjustments	Sunrise	Esko-Pivnich	Adjustments		Consolidated
			Consolidated	Acquisition Loss

Net Assets	(50,886)	(501,069)	0	0	(551,955)

Equity	17,000	1,377	(1,377)		17,000
Common equity	20,492,000	0	(20,492,000)		0
Additional paid-in-cash	(20,559,886)	(502,446)	20,559,886	(66,509)	(568,955)
Accumulated deficit	(50,886)	(501,069)	66,509	(66,509)	(551,955)

In response to your comments we have reclassified $66,509 as the loss arising upon acquisition of Sunrise by Esko Pivnich (the accounting acquirer).

At the time of the merger with Sunrise, the total charter capital of Esko Pivnich equaled $1,377 and the latter’s shares had $0.1 par value. Given Sunrise’s $0.001 par value we used 1:100 acquirer-target share exchange ratio to restate the Registrant’s pre-acquisition number of shares to 137,700.

(b) The pre-acquisition activity in the Statement of Changes in Stockholder’s Equity is that of the accounting acquirer (Esko-Pivnich). As noted in subparagraph (a) above, the common stock account of Esko Pivnich was adjusted for the share exchange ratio. Also, as shown in the above Consolidation Adjustments statement, we took account of the 10,479,900 shares issued to complete the acquisition transaction.

We, therefore, believe that our disclosures under the Statement of Stockholder’s equity are consistent with the reverse acquisition accounting and that after reclassifying $66,509 as the acquisition loss no further amendments are required.

Controls and Procedures, page 25

Comment: 18. We note your statement that there has been no significant changes to your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date, Please comply with Item 308(c) of Regulation S-B which requires that you disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response: We have revised the Controls and Procedures section of our Form 10-KSB to respond to this comment.

Form 10-QSB for the Interim Period Ended June 30, 2006

Financial Statements, page 4
Note 22 - Shareholders' Equity, page 20

Comment: 19. We note that you purchased 100 percent of Pari, Ltd, in exchange for 161,014 shares of your common stock during the first quarter of 2006. In addition, we note your disclosure indicating that the excess of the value of the stock issued over the book value of the net assets acquired was allocated to the drilling/production concessions owned by Pari, Ltd. The guidance in paragraph 35 of SFAS 141 requires an acquiring entity to allocate the cost of an acquired entity to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition. Please modify your disclosure to clarify whether your purchase price allocation resulted in fair values being assigned to the assets and liabilities acquired; the extent to which you adhered to the guidance outlined in paragraphs 36 through 46 of SFAS 141 should be clear.

Response: Upon acquisition of Pari, the latter had only monetary assets and liabilities apart from its exploration licenses for Peremyshlyansk, Sheremetyevsk, Niklovitsk, Chukvinsk and Pilipivsk blocks. Following our analysis of the above monetary assets and liabilities we concluded that they were carried at fair values and no adjustments were required.

Furthermore, §39 of SFAS 141 states that “…an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights…”. Appendix A (A14.d.(1)) referenced in this paragraph specifically mentions “Licensing, royalty, standstill agreements”.

Following the above guidance we recorded the difference between the purchase consideration of $96,608 and the net book value of Pari - ($105,355) equaling $201,963 as an intangible asset apart from goodwill. This intangible asset represented the value of the drilling rights on the properties. Our engineers estimate the value of Pari properties far greater than $201,963.

The above intangible asset is being amortized over the remaining life of the exploration licenses at the quarterly rate of $13,464. This resulted in the amortized cost of $188,499 at the end of the quarter. Accordingly, we believe that the disclosure is adequate and is consistent with SFAS 141. We respectfully believe that no amendments are required.

Comment: 20. We see that you report the pre acquisition deficit of Pari, Ltd. as a financing cash outflow amounting to $109,904 in your statement of cash flows for the interim period ended June 30, 2006, while also reporting a financing cash inflow from this transaction amounting to $4,549 in that same period. Given your disclosures under this heading, we understand that you acquired Pari, Ltd. in exchange for common stock. Therefore, other than cash you may have received along with that entity, which would ordinarily be reported in the investing section, we would not expect to see additional activity associated with the transaction. In other words, because you have described this as a non-cash transaction, it would not be presented in your statement of cash flows. Please refer to paragraph 32 of SFAS 95 and revise you statement of cash flows accordingly.

Response: We have revised the cashflow statement to separate out the carrying values of Pari’s current assets, current liabilities and non-current assets existing upon acquisition. The aggregate value of these non-cash items amounted to $109,904 and was netted off against the net liabilities assumed upon acquisition of Pari. In addition, the cash inflow upon Pari acquisition of $4,549 was moved into investing activities.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Description of Business, Page 3 Company Overview, page 4

Comment: 21. We note your statement, "The amount and valuation of the above reserves [referring to the 7.8 MMBBLS associated with your Karaikozovsk field in Ukraine] have not been restated in accordance with the SEC guidelines...." Please amend your document to delete these and any other unproved reserve quantities for which you are unable to show compliance with the provisions in Rule 4-10(a) of Regulation S-X. Based on your disclosures, the quantities you have attributed to Pari, Ltd. here and on page 19, and the volumes described as proven reserves reported by the Ukrainian State Reserves Committee" on page 1:3, appear to also fall under this prohibition, as clarified in SAB Topic 12.A.3.b. You may contact us for assistance in this or any other matter.

Response: We have revised the Form 10-KSB and Form 10-QSB to respond to this comment by deleting references to proved reserves.

Description of Property, page 11
Exploration and Producing Licenses page 11

Comment: 22. Please amend your disclosure on page 12 of investments required by the main exploration license agreements amounting to $11.1 million, to disclose the amount you have expended as of year-end 2005.

Response: We have revised the Form 10-KSB to disclose the amount expended as of December 31, 2005. Specifically, this amount totals $999,220. Please see page 13 of the Form 10-KSB.

Proved reserves, page 13

Comment: 23. We note your disclosure of the results of several well production flow tests. Please amend your document to describe whether the production volumes are oil or gas and to include the dates on which these volumes were produced.

Response: As previously indicated, we have revised the Form 10-KSB to remove all referenced to proved reserves.

Management Discussion and Analysis of Principal Conditions and Operations, page 16 Discussion and Analysis of Financial Condition, page 19 Results of Operations, page 19

Comment: 24. Please amend your document to include the unit production costs for each of last three years as prescribed by SEC Industry Guide 2, paragraph 3.A.(ii).

Response: We have revised the Management Discussion and Analysis of Principal Condition and Operations to respond to this comment. Specifically, we have added a table providing an analysis of the average selling and production costs for each of the last three years as prescribed by SEC Industry Guide 2, paragraph 3.A.(ii).

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know.

Sincerely,

/s/ Peter J. Gennuso
Peter J. Gennuso

Cc:	Konstantin Tsiryulnikov, CEO
Roman Livson, CFO